Exhibit 99.1

Dada Announces Certain Management Changes

SHANGHAI, China, Dec. 19, 2023 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced that Mr. Lijun Xin will step down as the Chairman of the Board and a member of the nominating and corporate governance committee of the Board (the “Nominating Committee”) for personal reasons, effective December 19, 2023. The board of directors of the Company (the “Board”) has named Mr. Ian Su Shan to succeed Mr. Xin as the Chairman of the Board and a member of the Nominating Committee, effective upon Mr. Xin’s resignation. Mr. Beck Zhaoming Chen has also notified the Board of his resignation as the Chief Financial Officer of the Company for personal reasons, effective December 19, 2023, and the Board has named Mr. Henry Jun Mao to succeed Mr. Chen as the Chief Financial Officer of the Company, effective upon Mr. Chen’s resignation.

Mr. Ian Su Shan has served as Chief Financial Officer of JD.com, Inc. (“JD.com”, NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)) since May 2023. He also serves as Chief Climate Officer of JD.com and a director of Deppon Logistics Co., Ltd. (Shanghai Stock Exchange stock code: 603056). Prior to his current role, he served as Chief Financial Officer of JD Logistics, Inc. Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA Charterholder.

Mr. Henry Jun Mao has been the Head of Investor Relations of JD Logistics, Inc. since January 2023. Prior to that, he was the Head of Financial Planning and Analysis of JD Logistics from May 2021 to December 2022 and the Director of Budgeting and Forecast of JD.com from December 2020 to May 2021. Prior to joining JD.com, Mr. Mao spent over 10 years at PricewaterhouseCoopers LLP in Beijing and San Jose, California, with his last position as senior manager in assurance practice. Mr. Mao received his bachelor’s degree from Beijing Language and Culture University and is a certified public accountant in China.

“I’m grateful to Mr. Xin and Mr. Chen for their contributions to the Company. I wish them all the best,” said Mr. Jeff Huijian He, President of Dada. “I’m thrilled to welcome Mr. Shan as Chairman and Mr. Mao as our CFO.”

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn